EXHIBIT 99.1

Gamesquare Esports to Attend the LD Micro Invitational XII June 7-9, 2022

Presentation on June 7 at 4:00 PM PT / 7:00 PM ET

June 2, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), announced today that it will be presenting at the LD Micro Invitational XII being held at the Four Seasons Westlake Village on Tuesday, June 7, 2022, at 4:00 PM PT / 7:00 PM ET. Justin Kenna, CEO of GameSquare, and Kevin Wright, President and Chairman, will be giving a formal presentation and answering questions from investors. The presentation will be streamed live at https://ldinv12.mysequire.com/.

Management will also be hosting 1x1 meetings at the conference on June 7th - June 8th. Interested investors can contact LD Micro to schedule meetings with GameSquare Esports.

GameSquare will discuss its first quarter 2022 performance and business outlook for 2022, which includes revenue guidance of more than 100% growth over 2021. Management will also provide an update on the Company’s long-term growth strategies, improving profitability profile, and competitive advantages within the large and fast growing esports industry.

The LD Micro Invitational XII will be held from Tuesday, June 7th through Thursday, June 9th. The conference runs from 8:00 AM PT - 5:30 PM PT on the 7th and 8th with a morning session on the 9th. The conference is expected to feature around 150 companies, presenting for 25 minutes each, as well as several influential keynotes in person. Register to watch the virtual presentation here https://ldinv12.mysequire.com/.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA.

About LD Micro (NASDAQ: SRAX)

LD Micro aims to be the most crucial resource in the micro-cap world. Whether it is the index, comprehensive data, or hosting the most significant events on an annual basis, LD's sole mission is to serve as an invaluable asset for all those interested in finding the next generation of great companies. www.ldmicro.com

Investor Relations

For further information, please contact, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 459-0423

Email: IR@gamesquare.com

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future financial performance; the Company’s ability to integrate and monetize its core asset portfolio; the business and operations of the Company and its subsidiaries; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.